NEWS RELEASE

PARKERVISION REPORTS SECOND QUARTER 2014 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., August 11, 2014 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three and six months ended June 30, 2014.

Second Quarter 2014 Business Highlights and Recent Developments

•	Awarded fourteen new patents in five jurisdictions in the first half of 2014.
o	These patents are the result of the Company’s continuing investment in research and development in wireless communications and covers innovations in:
▪	radio frequency power transmission modulation and amplification
▪	radio frequency down-conversion, and
▪	antenna control technology

•	Filed a second patent infringement complaint against Qualcomm Incorporated (“Qualcomm”) on May 1, 2014 that also names HTC Corporation as a defendant.

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The complaint cites seven patents relating to RF up-conversion and baseband technologies which are different technologies than the radio-frequency (“RF”) energy transfer sampling down-conversion technology that is the subject of ParkerVision’s first infringement suit against Qualcomm.

•	Received final district court ruling on June 20, 2014 related to outstanding motions in the first ParkerVision v. Qualcomm patent infringement case:

o	Qualcomm's motion to overturn the jury’s decision regarding validity of patents was denied.

o	Qualcomm's motion to overturn the jury’s decision regarding infringement was granted.

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Appealed the district court’s decision regarding infringement in ParkerVision v. Qualcomm to the U.S. Court of Appeals for the Federal Circuit and announced engagement of Don Dunner with Finnegan, Henderson, Farabow, Garrett & Dunner to join McKool Smith in leading the appeal.

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Had petitions for Inter Partes review filed in June and July 2014 against the four patents asserted in the first Qualcomm case. The Sterne Kessler and Finnegan Henderson law firms are representing ParkerVision in this matter.

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Held an Investor and Analyst Meeting on July 15, 2014, featuring an update by ParkerVision’s management on the Company's business strategies and market opportunities for the Company's wireless innovations and products worldwide. ParkerVision's legal counsel also provided an update on the Company's patent infringement litigation and related actions. The presentation can be found in the “Events and Presentations” section of the Company’s Investor Relations website, http://ir.parkervision.com/events.cfm.

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Reached a resolution of the litigation filed in late 2011 against the Company by three former shareholders that will have no impact on the financial position, results of operations or liquidity of the Company.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “Although the progress we continue to make has been overshadowed by the district court’s recent ruling overturning the jury’s verdict of infringement in our Qualcomm patent infringement case, we believe this will be a temporary setback. Our technical team has innovated wireless technologies that are well positioned to meet the needs of the exploding IoT (Internet of Things) market, and we are working to ensure that we are in the best possible position to take advantage of the exciting opportunities in this rapid growth market. Additionally, we are experiencing good customer reception to our recently introduced RF demodulator chips targeted at markets such as infrastructure and other applications, and which provide best-in-class performance at a fraction of the power consumption of any competing product.”

Parker continued, “Regarding our ongoing patent litigation, we are fortunate to have the counsel of some of the best minds in this area of the law, and are well prepared to handle the requirements of the upcoming appeal. Given the facts of our case, we are optimistic that the appellate court will support the jury’s finding of infringement. “

Second Quarter and First Half 2014 Financial Highlights

•	Net loss in the second quarter of 2014 decreased to $5.8 million, or $.06 per common share, compared with a net loss of $7.1 million, or $.08 per common share, for the second quarter of 2013.

•	Net loss for the first half of 2014 decreased to $11.6 million, or $0.12 per common share, compared with a net loss of $13.6 million, or $0.16 per common share, for the first half of 2013.

•	General and administrative expenses in the first half decreased by $2.1 million, or 27%, year-over-year driven primarily by a decrease in litigation fees and related expenses.

•	Cash used in operating activities during the three and six months ended June 30, 2014 was $4.0 million and $8.6 million, respectively.

•	Cash and securities available for sale as of June 30, 2014 were $21.8 million.

Conference Call

The Company will host a conference call and webcast today at 4:30 p.m. Eastern to review its first quarter financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2013 and the Forms 10Q for the quarters ended March 31, 2014 and June 30, 2014. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

(TABLES FOLLOW)

Results of Operations (in thousands)

	Three Months Ended		Six Months Ended
(in thousands, except per share amounts)	June 30,		March 31,
	2014	2013	2014	2013
Revenue	$0	$0	$0	$0
Cost of sales	0	0	0	0
Gross margin	0	0	0	0

Research and development expenses	2,241	2,576	4,505	4,942
Marketing and selling expenses	788	426	1,445	823
General and administrative expenses	2,846	4,148	5,719	7,860
Total operating expenses	5,875	7,150	11,669	13,625

Interest and other income and interest expense	34	23	56	36

Net loss	$(5,841)	$(7,127)	$(11,613)	$(13,589)

Basic and diluted net loss per common share	$(0.06)	$(0.08)	$(0.12)	$(0.16)

Weighted average shares outstanding	96,999	88,437	95,360	85,906

Balance Sheet Highlights (in thousands)

	June 30, 2014	December 31,
	(unaudited)	2013
Cash and available for sale securities	$21,758	$17,180
Prepaid and other assets	491	555
Property and equipment, net	332	307
Intangible assets, net	8,423	8,552
Total assets	31,004	26,594

Current liabilities	1,591	2,526
Long-term liabilities	98	22
Shareholders’ equity	29,315	24,046
Total liabilities and shareholders’ equity	$31,004	$26,594

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